14048406

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12645

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
COUNTRY Capital Management Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1705 N. Towanda Avenue
(No. and Street)

Bloomington	**IL**	**61701**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Miles Kilcoin **(309) 821-2669**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

155 North Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/18

3/21/14

OATH OR AFFIRMATION

I, Miles Kilcoin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of COUNTRY Capital Management Company, as of Decebmer 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

OFFICIAL SEAL
JANICE LYNN NEVIUS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/06/15

Notary Public

Signature

Chief Financial Officer

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of
COUNTRY Capital Management Company

We have performed the procedures enumerated below, which were agreed to by the Board of Directors of COUNTRY Capital Management Company (the Company), the Securities Investors Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures, solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2013. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries.

   No findings noted.

2. Compared the amounts reported on FOCUS reports for the period ended December 31, 2013 with the amounts reported in Form SIPC-7 for the period ended December 31, 2013.

   No findings noted.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   No findings noted.

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4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   No findings noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2013. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 25, 2014

A member firm of Ernst & Young Global Limited

Financial Statements and Supplementary Information

COUNTRY Capital Management Company
Years Ended December 31, 2013 and 2012
With Reports of Independent Registered Public Accounting Firm

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COUNTRY Capital Management Company

Financial Statements and Supplementary Information

Years Ended December 31, 2013 and 2012

Contents

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000

Building a better working world

Report of Independent Registered Public Accounting Firm

The Board of Directors
COUNTRY Capital Management Company

We have audited the accompanying financial statements of COUNTRY Capital Management Company (the Company) (a wholly owned subsidiary of COUNTRY Life Insurance Company), which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

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Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of COUNTRY Capital Management Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst & Young LLP

February 25, 2014

A member firm of Ernst & Young Global Limited

COUNTRY Capital Management Company

Statements of Financial Condition

	December 31 2013	December 31 2012
Assets		
Cash and cash equivalents	**$ 2,531,771**	$ 2,419,837
Receivable due from parent and affiliates	**38,887**	37,481
Accounts receivable	**94,789**	82,262
Income taxes recoverable	**117,010**	112,237
Other assets	**5,048**	74
Total assets	**$ 2,787,505**	$ 2,651,891
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable and accrued expenses	**$ 212,483**	$ 215,709
Payable to parent and affiliates	**284,376**	233,268
Income taxes payable	**305**	434
Total liabilities	**497,164**	449,411
Stockholder's equity:		
Common stock, stated value $50 per share:		
Authorized, issued, and outstanding – 10,000 shares	**500,000**	500,000
Retained earnings	**1,790,341**	1,702,480
Total stockholder's equity	**2,290,341**	2,202,480
Total liabilities and stockholder's equity	**$ 2,787,505**	$ 2,651,891

See accompanying notes.

COUNTRY Capital Management Company

Statements of Operations

	Year Ended December 31	
	2013	**2012**
Revenues		
Marketing fees:		
Insurance sales	**$ 2,892,175**	$ 4,506,416
Mutual fund sales	**1,182,547**	518,997
College savings plans	**249,504**	128,373
Service fees from parent	**1,650,000**	2,000,000
Interest income	**1,169**	3,188
Miscellaneous income	**–**	295
Total revenues	**5,975,395**	7,157,269
Expenses		
Commission expense:		
Insurance sales	**1,924,257**	3,028,963
Mutual fund sales	**835,821**	360,778
College savings plans	**94,445**	70,798
General management services – affiliates	**2,933,392**	2,764,576
Professional services	**17,792**	14,300
Dues and assessments	**3,991**	6,875
Other	**14,879**	15,253
Total expenses	**5,824,577**	6,261,543
Income before income taxes	**150,818**	895,726
Income taxes:		
Current expense	**62,957**	352,795
Net income	**$ 87,861**	$ 542,931

See accompanying notes.

COUNTRY Capital Management Company

Statements of Changes in Stockholder's Equity

	Common Stock	Retained Earnings	Total
Balance, January 1, 2012	$ 500,000	$ 1,159,549	$ 1,659,549
Net income	–	542,931	542,931
Balance, December 31, 2012	500,000	1,702,480	2,202,480
Net income	–	**87,861**	**87,861**
Balance, December 31, 2013	**$ 500,000**	**$ 1,790,341**	**$ 2,290,341**

See accompanying notes.

COUNTRY Capital Management Company

Statements of Cash Flows

	Year Ended December 31 2013	2012
Operating activities		
Net income	$ **87,861**	$ 542,931
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in due from parent and affiliates	**(1,406)**	(9,273)
Change in accounts receivable	**(12,527)**	(34,136)
Change in income taxes recoverable	**(4,773)**	2,574
Change in other assets	**(4,974)**	26
Change in accounts payable and accrued expenses	**(3,226)**	2,997
Change in due to parent and affiliates	**51,108**	39,336
Change in income taxes payable	**(129)**	434
Net cash provided by operating activities	**111,934**	544,889
Increase in cash and cash equivalents	**111,934**	544,889
Cash and cash equivalents at beginning of year	**2,419,837**	1,874,948
Cash and cash equivalents at end of year	**$ 2,531,771**	$ 2,419,837

See accompanying notes.

1. Nature of Operations and Organization

Organization and Operations

COUNTRY Capital Management Company (COUNTRY Capital) is a wholly owned subsidiary of COUNTRY Life Insurance Company® (COUNTRY Life), which is a wholly owned subsidiary of the Illinois Agricultural Holding Co., which, in turn, is a subsidiary of the Illinois Agricultural Association.

COUNTRY Capital's primary business is to serve as a broker-dealer of mutual funds, variable annuities, variable universal life insurance, and college savings plans for the financial representatives of COUNTRY® Financial (COUNTRY). Marketing fees from variable annuity and variable universal life insurance products represented approximately 48% and 63% of total revenues in 2013 and 2012, respectively. Marketing fees from mutual funds represented approximately 20% and 7% of total revenues in 2013 and 2012, respectively, and are generated through the sales of mutual funds offered by unaffiliated brokers and by COUNTRY Trust Bank, a wholly owned subsidiary of COUNTRY Life. As a result of the liquidation of the COUNTRY Mutual funds in 2013, all activity related to those funds has ceased. Marketing fees from sales of college savings plans represented 4% and 2% of total revenues in 2013 and 2012, respectively. Although COUNTRY Capital is registered in 27 states, its principal market is Illinois.

COUNTRY Capital is party to a service agreement with COUNTRY Life in recognition of the benefits provided to COUNTRY Life's agency force by the availability of compliant registered insurance and financial products. Under the terms of the service agreement, COUNTRY Life paid COUNTRY Capital an annual service fee of $1,650,000 and $2,000,000 in 2013 and 2012, respectively. The service fees generated under this agreement accounted for 28% of COUNTRY Capital's total revenues in 2013 and 2012.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Cash and Cash Equivalents

Cash and cash equivalents include cash balances and investments with initial maturities of three months or less, including money market mutual funds. Money market mutual funds are valued based on the reported net asset value per share of the fund.

Marketing Fees

Marketing fees on insurance sales, mutual fund sales, and college savings plans are recognized as revenue on a trade-date basis as transactions occur.

Service Fee From Parent

Service fees from parent are earned ratably over the service period.

Subsequent Events

Subsequent events have been evaluated through February 25, 2014, the date at which the financial statements were available to be issued. Management is not aware of any events occurring subsequent to the preparation of the accompanying financial statements that would materially affect the amounts reported or which should be disclosed.

3. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, COUNTRY Capital is required to maintain a minimum amount of net capital equal to the greater of 6-2/3% of aggregate indebtedness or $5,000. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013 and 2012, COUNTRY Capital had net capital of $2,020,610 and $1,973,378, respectively, and net capital requirements of $33,144 and $29,961, respectively. COUNTRY Capital's ratio of aggregate indebtedness to net capital was 0.25 to 1.00 and 0.23 to 1.00 at December 31, 2013 and 2012, respectively. The net capital rules may effectively restrict the payment of advances or cash dividends.

4. Related-Party Transactions

COUNTRY Capital is a party to a service agreement with CC Services, Inc., an affiliate, whereby CC Services, Inc. provides necessary management and operational services required to run its business. COUNTRY Capital paid $2,855,050 and $2,690,070 to CC Services, Inc. in 2013 and 2012, respectively, for these services. COUNTRY Capital paid $78,342 and $74,506 to other affiliates for general management services in 2013 and 2012, respectively.

COUNTRY Capital brokers variable universal life and variable annuities for an affiliate, COUNTRY Investors Life Assurance Company. COUNTRY Capital received commissions of $371,258 and $380,025 for brokering the products during 2013 and 2012, respectively. In addition, COUNTRY Capital brokered mutual funds for an affiliate, COUNTRY Trust Bank until October 2013, when the funds were liquidated. COUNTRY Capital received $50,409 and $78,950, respectively, for COUNTRY mutual fund sales during 2013 and 2012.

5. Income Taxes

COUNTRY Capital files its tax return on a separate company basis. The 2013 and 2012 effective tax rate differs from the prevailing corporate tax rate due principally to the effect of state income taxes. Deferred income taxes result from the difference in the bases of investments for financial reporting and tax purposes.

The components of income tax expense for the years ended December 31, 2013 and 2012, are as follows:

	Federal	State	Total
2013			
Current income tax expense	**$ 47,466**	**$ 15,491**	**$ 62,957**
Income tax expense	**$ 47,466**	**$ 15,491**	**$ 62,957**
2012			
Current income tax expense	$ 272,884	$ 79,911	$ 352,795
Income tax expense	$ 272,884	$ 79,911	$ 352,795

COUNTRY Capital had no deferred tax asset or liability or federal or state net operating loss carryforwards for tax purposes at December 31, 2013 or 2012.

5. Income Taxes (continued)

COUNTRY Capital made tax payments of $155,080 and $349,854 during 2013 and 2012, respectively, and received refunds of $87,219 and $80 in 2013 and 2012, respectively.

COUNTRY Capital did not recognize any liability for uncertain tax positions.

COUNTRY Capital classifies interest and penalties related to all tax matters in income tax expense. COUNTRY Capital paid penalties of $300 and $0 in 2013 and 2012, respectively. There was no interest recognized in the statements of operations for 2013 and 2012.

COUNTRY Capital files tax returns in U.S. federal jurisdictions and multiple state jurisdictions. As of 2013, the tax years that remain subject to examination begin with 2010.

6. Commitments and Contingencies

The Company is occasionally a defendant in various legal actions. At December 31, 2013, The Company was not aware of any commitments or contingencies related to legal actions.

Supplementary Information

COUNTRY Capital Management Company

Schedule I – Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

December 31, 2013

Aggregate indebtedness		
Accounts payable and accrued expenses, payable to parent and affiliates, and income taxes payable		$ 497,164
Net capital		
Common stock		500,000
Retained earnings		1,790,341
Total stockholder's equity		2,290,341
Less non-allowable assets:		
Disallowed receivables:		
Receivable due from parent and affiliate	$ 3,532	
Accounts receivable	94,789	
Income taxes receivable	117,010	
Prepaid assets	48	
NSCC deposit	5,000	
Securities haircut	49,352	
		269,731
Net capital		$ 2,020,610
Capital requirements		
Minimum net capital requirement (greater of $5,000 or 6-2/3% of aggregate indebtedness)		$ 33,144
Net capital in excess of requirements		1,987,466
Net capital as above		$ 2,020,610
Ratio of aggregate indebtedness to net capital		0.25 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in COUNTRY Capital's Unaudited December 31, 2013, Part IIA FOCUS filing.

COUNTRY Capital Management Company

Schedule II – Statement Relating to Certain Determinations Required Under Rule 15c3-3

December 31, 2013

COUNTRY Capital is exempt under Rule 15c3-3, paragraph (k)(1), of the Securities Exchange Act of 1934 as COUNTRY Capital has limited business activities (mutual funds and variable annuities only).

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Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
COUNTRY Capital Management Company

In planning and performing our audit of the financial statements of COUNTRY Capital Management Company (the Company) (a wholly owned subsidiary of COUNTRY Life Insurance Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

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statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2014

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